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                                                                  EXHIBIT (e)(3)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



ROBERT BRUCKNER,

                 Plaintiff,

            - against -                       Civil Action No. 20115

NEXT LEVEL COMMUNICATIONS, INC.,
J. MICHAEL NORRIS, EUGENE DELANEY,
CRAIG KORNBLAU, FERDINAND C.
KUZNIK, PAUL S. LATCHFORD, JOHN
McCARTNEY, JAMES G. ROSELAND,
RICHARD SEVERNS, and MOTOROLA, INC.

                 Defendants.



                      SHAREHOLDER'S CLASS ACTION COMPLAINT

         Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, INTER ALIA, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. This is a stockholders' class action on behalf of the public stockholders of Next Level Communications, Inc. ("Next Level" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of Next Level's common stock by its controlling shareholder, defendant Motorola, Inc. ("Motorola").

                                   THE PARTIES

         2. Plaintiff has been the owner of the common stock of the Company, since prior to the transaction herein complained of and continuously to date.

         3. Defendant Next Level is a corporation duly organized and existing under the laws of the State of Delaware.

         4. Defendant Motorola is a corporation duly organized and existing under the laws of Delaware. Motorola owns approximately 74% of the Company's outstanding common stock.

         5. Defendant J. Michael Norris is Chairman of the Board, Chief Executive Officer and President of the Company. Prior to joining the company he was Senior Vice President and General Manager of the Network Management Group at Motorola.

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         6.  Defendant Eugene Delaney is a director of the Company. He is also
President of Asia Pacific and Senior Vice President and General Manager of Global Relations and Resources Organization at Motorola.

         7. Defendant Ferdinand C. Kuznik is a director of the Company. He recently retired from Motorola as Executive Vice President and President of Motorola's operations in Europe, the Middle East and Africa.

         8. Defendant James G. Roseland is a director of the Company. He recently retired from Motorola as Senior Vice President and Director of Finance.

         9. Defendant Richard Severns is a director of the Company. He is also Senior Vice President and Director of Finance, Networks Sector of Motorola.

         10. Defendants Craig Kornblau, Paul S. Latchford, and John McCartney are directors of the Company.

         11. The defendants named in paragraphs 5 through 10 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Next Level and owe them the highest obligations of good faith and fair dealing.

         12. Defendant Motorola, through its approximately 74% ownership of Next Level and having persons affiliated with on Next Level's board, has effective and working control of Next Level. As such, defendant Motorola is in a fiduciary relationship with plaintiff and the other public stockholders of Next Level and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         13. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Next Level stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         14. This action is properly maintainable as a class action.

         15. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

         16. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

             (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and


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             (b)  whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to obtain the best value for the public shareholders' interest in Next Level.

         17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the class.

         18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

         19. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         20. On January 13, 2003, it was announced that Motorola offered to acquire all of the outstanding shares of Next Level, it does not already own, for $1.04 per share.

         21. The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of Next Level's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.

         22. Motorola timed its offer to take advantage of the decline in the market price of Next Level's stock. The offer has the effect of capping the market for Next Level's stock to facilitate Motorola's plan to obtain the public interest in Next Level as cheaply as possible.

         23. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

         24. The defendants have breached their duty of loyalty to Next Level stockholders by using their control of Next Level to force plaintiff and the Class to sell their equity interest in Next Level at an unfair price, and deprive Next Level's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Next Level's public shareholders are properly protected from overreaching. Motorola has breached its fiduciary duties, which arise from its effective control of Next Level, by using such effective control for its own benefit.

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         25. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Next Level and that possessed by Next Level's public shareholders. Defendants' plan and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

         26. Plaintiff has no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A.  declaring this to be a proper class action;

         B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

         D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting such other and further relief as the Court deems appropriate.

Dated: January 13, 2003


                                          ROSENTHAL, MONHAIT, GROSS
                                               & GODDESS, P.A.


                                          By:  /s/ Carmella P. Keener
                                             -----------------------------------
                                             Suite 1401
                                             919 North Market Street
                                             P.O. Box 1070
                                             Wilmington, Delaware 19899
                                             (302) 656-4433

                                             Attorneys for Plaintiff OF COUNSEL:

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
(212) 983-9330